UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-37598

MULTI PACKAGING SOLUTIONS INTERNATIONAL LIMITED
(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street
Hamilton HM11, Bermuda
(441) 295-5950
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

$1.00 par value Common Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

$1.00 par value Common Shares: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Multi Packaging Solutions Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MULTI PACKAGING SOLUTIONS INTERNATIONAL LIMITED

Date: June 19, 2017	By:	/s/ Robert B. McIntosh
Name: Robert B. McIntosh
Title: Executive Vice President and General Counsel